                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                ________________


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                               November 30, 2001

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)


                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)

                                 ______________


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]           Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]           No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________ N/A.

QUARTERLY REPORT

     The registrant's Third Quarterly Report 2001 filed with the Frankfurt Stock Exchange on November 30, 2001, with respect to the three months and nine months ended September 30, 2001, is attached to this report as Appendix A.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IFCO SYSTEMS N.V.
                                   (Registrant)


Date: December 3, 2001             By: /s/ Michael W. Nimtsch
                                       ----------------------------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and Chief
                                       Financial Officer

                                                                      APPENDIX A




                            [IFCO Systems N.V. logo]

                             Third Quarterly Report
                                      2001

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001
                                     INDEX

                                                                                                            Page
                                                                                                            ----
General Information......................................................................................      2
Condensed Consolidated Balance Sheets as of December 31, 2000 and September 30, 2001.....................      3
Condensed Consolidated Statements of Operations for the Three and Nine Months Ended
   September 30, 2000 and 2001...........................................................................      4
Condensed Consolidated Statements of Comprehensive Income and Loss for the Three and Nine Months Ended
   September 30, 2000 and 2001...........................................................................      5
Condensed Consolidated Statements of Cash Flows for the Nine Months
   Ended September 30, 2000 and 2001.....................................................................      6
Notes to the Condensed Consolidated Financial Statements.................................................      7
Cautionary Note Regarding Forward-Looking Statements.....................................................     17
Report of Management.....................................................................................     18

                              GENERAL INFORMATION

          IFCO Systems N.V. ("IFCO Systems" or the "Company") is a limited liability company organized under the laws of the Netherlands. IFCO Systems, which was incorporated on March 31, 1999, is the holding company for IFCO Systems Europe GmbH and its subsidiaries (formerly known as IFCO Europe Beteiligungs GmbH) ("IFCO Europe"), IFCO Systems North America, Inc. and its subsidiaries ("IFCO North America"), and IFCO Online AG ("IFCO Online").

     IFCO Systems was founded for the purpose of merging (the "Merger") IFCO Europe, MTS Okologistik GmbH ("MTS"), and IFCO International Network Beteiligungsgesellschaft mbH, formerly known as Schoeller International Logistics Beteiligungsgesellschaft mbH ("SIL") ("IFCO International" and together with IFCO Europe and MTS, the "IFCO Companies"), and their subsidiaries with PalEx, Inc. and its subsidiaries ("PalEx"). Following the Merger, PalEx changed its name to IFCO North America, MTS became a subsidiary of IFCO Europe, and IFCO International was merged into IFCO Europe.

     With the completion of the Merger in March 2000, the IFCO Companies' returnable plastic container ("RPC") systems were combined with IFCO North America's pallet and industrial container operations. The Company's RPC operations are located primarily in Europe and North America and its pallet and industrial container operations are located in North America.

     RPCs are used to transport products through one whole distribution cycle and then are reused multiple times. The Company manages a global pool of approximately 71 million owned or leased RPCs, serving customers in 32 countries. The Company also owns and manages a rental pool of over 1.7 million pallets in Canada, making it one of the largest pallet rental pool owners in North America. In addition, the Company is a provider of pallet services and industrial container services in North America.

     The Company's headquarters are located in Amsterdam, the Netherlands. Its European operations headquarters are in Pullach, Germany, and its North American operations headquarters are in Bartow, Florida. There are approximately 49 locations in Europe, 14 locations in Asia, 1 location in Argentina, 2 locations in South Africa, and 90 locations in North America.

     The Merger was completed on March 8, 2000, concurrently with the Company's initial public offering and related transactions. The Company's acquisition of IFCO North America was accounted for as a purchase. As such, IFCO North America's results of operations are included in the accompanying condensed consolidated financial statements from the date of the Merger.

     During the three months ended September 30, 2000, the Company purchased three additional pallet companies and one additional industrial container reconditioning company in separate transactions. The total purchase price for these companies was approximately 1.0 million ordinary shares of the Company, approximately $73.4 million in cash, and approximately $6.6 million principal amount of a subordinated note.

     In October 2001 the Company sold substantially all of the assets of its pallet manufacturing operation. In September 2001 the Company elected to dispose of its industrial container services operation. See Note 2 to condensed consolidated financial statements.

                    IFCO SYSTEMS N.V. AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                            DECEMBER 31,       SEPTEMBER 30,
                                                                                2000               2001
                                                                            ------------       -------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents  ............................................    $  17,938          $  19,192
    Receivables  ........................................................       88,291             85,902
  Inventories   .........................................................       16,260             15,347
  Other current assets  .................................................       46,924             72,209
                                                                             ---------          ---------
     Total current assets  ..............................................      169,413            192,650
PROPERTY, PLANT AND EQUIPMENT, net  .....................................      239,293            228,039
GOODWILL AND OTHER INTANGIBLE ASSETS, net  ..............................      223,482            215,995
OTHER NON-CURRENT ASSETS  ...............................................      138,352             70,872
                                                                             ---------          ---------
     Total assets  ......................................................    $ 770,540          $ 707,556
                                                                             =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt  .................................    $   3,530          $  10,202
  Current maturities of capital lease obligations  ......................        9,388             10,300
  Accounts payable, accrued expenses and other current liabilities  .....      113,569            130,243
  Refundable deposits  ..................................................       69,371             63,201
                                                                             ---------          ---------
     Total current liabilities  .........................................      195,858            213,946
LONG-TERM DEBT, net of current maturities  ..............................      139,736            162,844
CAPITAL LEASE OBLIGATIONS, net of current maturities  ...................       21,870             15,437
OTHER LIABILITIES  ......................................................        9,933             14,452
SENIOR SUBORDINATED NOTES  ..............................................      187,760            181,980
COMMITMENTS AND CONTINGENCIES ...........................................
STOCKHOLDERS' EQUITY:
  Ordinary shares, (Euro)2 par value, 100,000,000 authorized shares, 43,931,189 and 43,934,650 issued and outstanding,
    respectively  .......................................................       85,189             85,189
  Additional paid-in capital  ...........................................      304,485            304,585
  Accumulated deficit  ..................................................     (169,884)          (254,196)
  Accumulated other comprehensive loss  .................................       (4,407)           (16,681)
                                                                             ---------          ---------
     Total stockholders' equity  ........................................      215,383            118,897
                                                                             ---------          ---------
     Total liabilities and stockholders' equity  ........................    $ 770,540          $ 707,556
                                                                             =========          =========

  The accompanying notes are an integral part of these consolidated financial statements.

                    IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

                                                                THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                         ---------------------------------   -----------------------------
                                                             SEPTEMBER 30,     SEPTEMBER 30,  SEPTEMBER 30,  SEPTEMBER 30,
                                                                 2000              2001           2000           2001
                                                             --------------   ------------   -------------   -------------
REVENUES  ..................................................   $    72,840    $    94,295     $   184,069     $   292,101
COST OF SALES  .............................................        58,583         83,904         146,136         246,259
                                                               -----------    -----------     -----------     -----------
Gross profit  ..............................................        14,257         10,391          37,933          45,842
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES..........              17,843         13,899          34,776          46,099
AMORTIZATION OF GOODWILL AND OTHER INTANGIBLE ASSETS........         1,373          1,728           3,257           5,177
OTHER OPERATING (EXPENSE) INCOME, NET  .....................          (260)           491             (90)          1,432
                                                               -----------    -----------     -----------     -----------
Loss from operations  ......................................        (5,219)        (4,745)           (190)         (4,002)
INTEREST EXPENSE, NET  .....................................        (5,217)        (6,822)        (12,608)        (19,221)
FACTORING CHARGES  .........................................          (755)          (720)         (2,471)         (2,182)
FOREIGN CURRENCY GAINS (LOSSES)  ...........................           166        (20,228)           (351)          9,760
OTHER (EXPENSE) INCOME, NET  ...............................          (394)           209          (1,255)            919
                                                               -----------    -----------     -----------     -----------
LOSS BEFORE INCOME TAXES....................................       (11,419)       (32,306)        (16,875)        (14,726)
INCOME TAX (PROVISION) BENEFIT  ............................           581           (282)          2,612            (398)
INCOME FROM EQUITY ENTITIES.................................             -             49               -             111
                                                                ----------    -----------     -----------     -----------
Loss from continuing operations before extraordinary
 loss and cumulative effect of change in accounting
 principle..................................................       (10,838)       (32,539)        (14,263)        (15,013)
DISCONTINUED OPERATIONS:
Income (loss) from discontinued operations..................           931            145           3,165            (919)
Estimated loss on disposal of discontinued
operations, including provision of $0.7 million for
operating losses anticipated until expected disposal........             -         (66,371)              -         (68,380)
EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT..........             -          (5,600)              -
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE.........             -             770               -               -
                                                                ----------    -----------     -----------     -----------
Net loss....................................................   $    (9,907)   $   (98,765)    $   (15,928)    $   (84,312)
                                                               ===========    ===========     ===========     ===========
Loss per share from continuing operations before
extraordinary loss and cumulative effect of change in
accounting principle--basic and diluted  ...................   $      (.25)         $(.74)    $      (.38)    $      (.34)
Income (loss) from discontinued operations..................           .02              -             .08            (.02)
Loss per share on disposal of discontinued operations.......             -          (1.51)              -           (1.56)
Extraordinary loss on early extinguishment of debt..........             -              -            (.15)              -
Cumulative effect of change in accounting principle  .......             -              -             .02               -
                                                               -----------    -----------     -----------     -----------
NET LOSS PER SHARE -- basic and diluted.....................   $      (.23)        $(2.25)    $      (.43)    $     (1.92)
                                                               ===========    ===========     ===========     ===========
Weighted average shares used in computing net income
(loss) per share - basic and diluted  ......................    43,252,803     43,934,650      37,169,482      43,932,913

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME  (LOSS)
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                    THREE MONTHS ENDED          NINE MONTHS ENDED
                                                       SEPTEMBER 30,               SEPTEMBER 30,
                                                  ---------------------       -----------------------
                                                    2000           2001           2000           2001
                                                  -------       --------       --------       --------
Net loss..............................            $(9,907)      $(98,765)      $(15,928)      $(84,312)
Other comprehensive income (loss):
Foreign currency translation
adjustment............................              4,336          9,395          6,477        (12,274)
                                                  -------       --------       --------       --------
Comprehensive loss....................            $(5,571)      $(89,370)      $ (9,451)      $(96,586)
                                                  =======       ========       ========       ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In Thousands)
                                  (UNAUDITED)

                                                                                                NINE MONTHS ENDED SEPTEMBER 30,
                                                                                                -------------------------------
                                                                                                     2000              2001
                                                                                                  ---------          --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income........................  .................................................    $ (15,928)         $(84,312)
  Adjustments to reconcile net (loss) income to net cash used in operating activities--
    Depreciation and amortization  ...........................................................       31,794            44,224
    Foreign currency losses (gains)  .........................................................          351            (9,760)
    Loss on sale of discontinued operations...................................................            -            68,380
    Gain on sale of property, plant and equipment  ...........................................         (121)             (491)
    Loss (income) from equity entities  ......................................................            -              (111)
    Extraordinary loss on early extinguishment of debt........................................        5,600                 -
    Changes in operating assets and liabilities--
       Receivables  ..........................................................................       (9,551)            9,611
       Inventories  ..........................................................................        5,717            (3,745)
       Other current assets  .................................................................       (5,422)           (8,506)
       Accounts payable, accrued expenses and other current liabilities.......................      (36,033)          (25,604)
       Other non-current assets and liabilities  .............................................       (7,013)            5,068
                                                                                                  ---------          --------
    Net cash used in operating activities  ...................................................      (30,606)           (5,246)
                                                                                                  ---------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of RPCs  .........................................................................      (39,014)          (15,248)
  Purchases of property, plant and equipment  ................................................      (17,652)          (10,045)
  Proceeds from the sale of property, plant and equipment  ...................................          465             1,699
  Proceeds from sale of discontinued operations...............................................            -             1,476
  Purchase of intangible assets...............................................................      (35,844)                -
  Purchase of investments carried at cost  ...................................................         (480)                -
  Cash paid for business acquisitions, net of cash acquired  .................................     (164,042)                -
                                                                                                  ---------          --------
    Net cash used in investing activities  ...................................................     (256,567)          (22,118)
                                                                                                  ---------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt  ..............................................................      429,869           132,888
  Payments on short-term loans, short-term related party loans and long-term debt  ...........     (296,609)          (99,405)
  Payments of indebtedness of purchased companies  ...........................................      (24,026)                -
  Payments on capital lease obligations  .....................................................       (8,007)           (4,235)
  Payments for termination of participating rights and redeemable participating rights  ......       (3,206)                -
  Net proceeds from issuance of common stock  ................................................      195,252               100
  Net proceeds from exercise of stock options  ...............................................        6,821                 -
  Distributions to stockholders...............................................................       (1,433)                -
                                                                                                  ---------          --------
    Net cash provided by financing activities  ...............................................      298,661            29,348
                                                                                                  ---------          --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS  ................................        (2100)             (730)
                                                                                                  ---------          --------
NET INCREASE IN CASH AND CASH EQUIVALENTS  ...................................................        9,388             1,254
  CASH AND CASH EQUIVALENTS--beginning of period  ............................................       12,240            17,938
                                                                                                  ---------          --------
  CASH AND CASH EQUIVALENTS--end of period  ..................................................    $  21,628          $ 19,192
                                                                                                  =========          ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for--
    Interest..................................................................................    $  19,515          $ 33,929
                                                                                                  =========          ========
    Income taxes  ............................................................................    $     244          $    380
                                                                                                  =========          ========

  The accompanying notes are an integral part of these consolidated financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001
                                  (Unaudited)

1.  BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Unless otherwise noted, all amounts are shown in U.S. dollars, which the Company has elected as its reporting currency. Since the euro is the primary functional currency of the Company and its European operations, the Company's assets, liabilities, revenues, and expenses are subject to exchange rate fluctuations between the dollar and the euro. Exchange rate fluctuations occur, to a lesser extent, as a result of certain subsidiaries operating in other countries and using other functional currencies.

     The accompanying unaudited interim period consolidated financial statements are prepared on a condensed basis. Accordingly, certain information and footnotes required by accounting principles generally accepted in the United States for complete financial statements are not included herein. The Company believes all adjustments necessary for a fair presentation of these interim statements have been included and are of a normal and recurring nature. Because operating results for interim periods are not necessarily indicative of the results for full years, these interim statements should be read in conjunction with the Consolidated Financial Statements of IFCO Systems and its subsidiaries as of December 31, 2000 and the related notes thereto as filed with the Frankfurt Stock Exchange on July 4, 2001 in the Company's 2000 Annual Report.

     The assets and liabilities of the industrial container services operations have been reclassified in the accompanying balance sheet as of December 31, 2000 and are reflected net in other current assets and other non-current assets. Certain other reclassifications have been made to the December 31, 2000 balance sheet to make its presentation consistent with the September 30, 2001 balance sheet.

  SUMMARY OF RECENT ACCOUNTING PRONOUNCEMENTS

     On July 20, 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141 (SFAS No. 141), "Business Combinations," and No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No. 141 addresses financial accounting and reporting for goodwill and other intangible assets acquired in a business combination at acquisition. SFAS No. 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001, establishes specific criteria for the recognition of intangible assets separately from goodwill, and requires unallocated negative goodwill to be written off immediately as an extraordinary gain (instead of being deferred and amortized). SFAS No.142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to forty years. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method for which the date of acquisition is after June 30, 2001. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. The Company will adopt SFAS No. 142 beginning January 1, 2002. The Company is considering the
provisions of No. 142.   While it is possible that a significant impairment loss
may occur due to the adoption of SFAS No. 142, the Company has not determined the amount of the charge, if any, that might occur.

       In June 2001, the Financial Account Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." SFAS No.143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. It applies to (a) all entities and (b) legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operations of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002, however, early adoption is encouraged. Management is assessing the impact of SFAS No. 143 and has not yet determined whether or the extent to which it will affect the financial statements.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

       In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 also amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary.
SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years, with early application encouraged. Management has elected not to apply SFAS No. 144 with respect to the sale of the industrial container services operations or other disposals of long-lived assets prior to 2002. The Company will adopt SFAS No. 144 in 2002, but has not yet determined the effect this pronouncement will have on its financial statements, if any. However, it is possible the effect could be significant.

  GOODWILL AND OTHER LONG-LIVED ASSETS

     In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company evaluates on a regular basis whether events and circumstances have occurred that indicate that the carrying amount or amortization periods of goodwill and other intangible assets may warrant revision. Management believes that there has been no impairment of the goodwill and other intangible assets for continuing operations as reflected in the accompanying condensed consolidated financial statements as of September 30, 2001, but will continue to evaluate the carrying value of these assets in 2001 in accordance with the requirements of SFAS No. 121 and SFAS No. 144. If it is determined that the carrying amount of the assets has been impaired, a charge to earnings will be made at that time.

2.  THE MERGER, INITIAL PUBLIC OFFERING, AND RELATED TRANSACTIONS

     Prior to March 2000, IFCO Europe was 76% owned by IFCO Systems, with General Electric Erste Beteiligungs GmbH ("GE Erste"), a subsidiary of General Electric Capital Corporation ("GECC"), holding a minority interest. In connection with its initial investment of $24,949 in IFCO Europe in 1997, GECC and GE Erste received options to increase their investment in IFCO Europe up to 100% after certain dates passed and criteria were met. GECC and GE Erste also received options to purchase 100% of MTS and up to 100% of SIL after certain dates passed and criteria were met. The GE Erste minority interest was purchased and all GECC and GE Erste options were released in connection with the Merger and initial public offering described below.

     On March 8, 2000, IFCO Systems completed the merger of PalEx, which subsequently changed its name to IFCO Systems North America, Inc. In the Merger, PalEx stockholders received merger consideration with a total value of $9.00 per share consisting of cash and/or the Company's ordinary shares for each share of PalEx common stock. The total merger consideration for all the shares of PalEx common stock was $71.4 million in cash and 7.4 million of IFCO Systems' ordinary shares based on elections by PalEx stockholders and adjustments pursuant to the Merger agreement. The total consideration for the Merger was $184.5 million for the PalEx common stock plus the assumption of debt of PalEx, which was $153.5 million as of March 8, 2000. The Merger with PalEx was accounted for as a purchase business combination and, therefore, IFCO North America's results of operations after March 8, 2000 are included in the accompanying condensed consolidated financial statements.

     In connection with the Merger, IFCO Systems also completed an initial public offering of 13.0 million ordinary shares in March 2000, and subsequently issued an additional 1.95 million ordinary shares upon the underwriters' exercise of their overallotment option (collectively, the "IPO"). The total net proceeds to the Company from and at the time of the IPO, including the exercise of the overallotment option were $203.2 million. Effective March 8, 2000, the Company issued 10 5/8% Senior Subordinated Notes Due 2010 ("Senior Subordinated Notes") in the principal amount of (Euro)200.0 million ($182.0 million based on exchange rates at September 30, 2001). The net proceeds from the IPO, the net proceeds from the Senior Subordinated Notes, borrowings from the Company's new senior credit facility, along with cash on hand, were used to repay a substantial portion of the debt of the IFCO Companies and PalEx, to pay the cash portion of the merger consideration to PalEx stockholders, to fund the cash payment due to GECC and GE Erste described below, and to fund IFCO Systems' purchase of the remaining joint venture interest in IFCO-U.S., L.L.C. ("IFCO-U.S.").

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     In addition, IFCO Systems, together with Schoeller Logistics Industries GmbH ("SLI"), the shareholders of SLI, Schoeller Plast Industries GmbH ("SPI"), and Gebruder Schoeller Beteiligungsverwaltungs GmbH ("GSB"), each of which are related parties by common ownership, entered into the Option Release and IPO-Facilitation Agreement with GECC and GE Erste in connection with the Merger and the IPO. Pursuant to that agreement, Schoeller Logistic Technologies Holding GmbH ("SLT"), an affiliate shareholder of the Company, issued a (Euro)23.0 million, or approximately $20.9 million (based on exchange rates as of September 30, 2001) convertible debenture (the "Debenture") to GE Erste in exchange for the contribution of its minority interest owned in IFCO Europe. SLT then contributed this minority interest to the Company in exchange for 1,250,000 of the Company's ordinary shares. The Company also paid GECC and GE Erste
(Euro)22.0 million, or approximately $21.0 million (as of March 8, 2000), in consideration for the release of GECC and GE Erste's options and other rights to purchase shares of the IFCO Companies. The issuance of the Debenture to GE Erste by SLT and the payment for the options of the Company were accounted for as a purchase of minority interest in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB 16"). The excess of the Debenture and cash payment over the value of the balance in minority interest has been allocated to goodwill.

     On March 8, 2000, the Company repaid the remaining outstanding balance under its previous senior facility agreement in the amount of (Euro)60.8 million ($58.4 million) and repaid the remaining balance under the previous senior subordinated agreement in the amount of (Euro)18.0 ($17.2 million).

     On March 8, 2000, in connection with the IPO and the refinancing of IFCO Systems, the Company made a payment of (Euro)4.1 million ($3.9 million) to SPI for the termination of participating rights. This payment was an estimate of the amount required to terminate the participating rights. The Company was reimbursed by the participating rights holder in December 2000 for an overpayment of approximately (Euro)0.9 million ($0.8 million).

     On March 8, 2000, the Company paid (Euro)1.4 million ($1.4 million) to terminate the redeemable participating rights held in IFCO International.

     On March 8, 2000, the Company repaid all outstanding short-term related party loans.

     On March 10, 2000, the Company paid $5.0 million to Intertape Polymer Group, Inc. for its 49% interest in IFCO-U.S., giving the Company 100% ownership of IFCO-U.S. This transaction was accounted for as a purchase of minority interest in accordance with APB 16.

     Prior to the Merger, during the quarter ended March 31, 2000, the Company declared a five-for-one ordinary share split. Ordinary shares authorized, issued and outstanding have been restated on the accompanying condensed consolidated financial statements to reflect the split. Nominal value was changed from (Euro)10 to (Euro)2. Subsequent to the split, in March 2000, the Company increased the authorized ordinary shares to 100,000,000.

  DISCONTINUED OPERATIONS

     Subsequent to the acquisition of PalEx, the Company commenced an assessment of the alignment of PalEx's site infrastructure and operations with IFCO Systems' logistics systems and services businesses. In performing this assessment, the Company determined its core systems and services businesses are largely dependent upon plant site locations rather than pallet manufacturing activity, which is not systems and services business. The Company's strategic goals include the growth and development of its systems and services businesses. The Company determined that its management efforts and available capital would be more profitably applied to its systems and services segment, and, accordingly, management committed to a plan to discontinue and divest substantially all of its new pallet manufacturing operations in 2000. The sale of substantially all of the Company's new pallet manufacturing operations was completed in October 2001. The proceeds of the sale were $48.3 million, and consisted of $46.5 million in cash and a promissory note from the buyer in the amount of $1.76 million. The buyer also issued a warrant to the Company that entitles the Company to purchase up to 1.76% of the buyer's shares of common stock outstanding on the date of the warrant if the promissory note is not paid within one year. The Company believes it is probable that the promissory note will be paid within one year and, accordingly, has assigned no value to the warrant.

     Substantially all of the proceeds from the sale of the new pallet manufacturing segment were used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 3.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     In June 2001 the Company sold the assets of one of its North American subsidiaries which consisted of three new pallet manufacturing locations. The proceeds of the sale were $5.7 million, and consisted of $1.0 million in cash, $4.5 million of secured buyer notes, and $0.2 million of other consideration. The buyer notes are due in 2001 and 2002 and bear interest at rates ranging from 10 5/8% to 13%. Substantially all of the proceeds from this sale were or will be used to reduce the principal amount due under the Amended Senior Credit Facility. See Note 3. The Company has reserved for the collectability of the secured buyer notes and other consideration in the amount of $2.7 million as of September 30, 2001.

     The results of operations for the new pallet manufacturing operations for the nine months ended September 30, 2001 have been recorded against the accrual for operating losses anticipated until the expected disposal date. In addition, the Company recorded approximately $8.7 million of additional loss during 2001 to reflect revisions of estimates to discontinued operations through disposal date, which includes the $2.7 million reserve described in the preceding paragraph.

      In September 2001 the Company's board of directors preliminarily approved management's recommendation to sell the industrial container services operations, subject to negotiations with the Company's senior lenders, negotiation of an acceptable agreement with a buyer, and other conditions, including the Boards approval of any sale. On November 20, 2001, following approval by the Company's board of directors, the Company entered into a definitive agreement for the sale. Pursuant to the definitive agreement, the Company expects to receive gross proceeds of $60.0 million, including $56.5 million in cash and promissory notes from the buyer totaling $3.5 million. In addition, the buyer will assume current working capital liabilities of the business. Pending an agreement with U.S. and Florida government authorities to protect the buyer from environmental liabilities relating to a single parcel of Florida real property that is subject to a Superfund litigation consent decree (see Note 6), $2.0 million of the cash purchase price and $1.5 million of the promissory notes will be placed in escrow on terms set forth in the agreement. Proceeds from the sale of the industrial container services operations, after expenses of the sale, will be used to repay principal amounts due under the Amended Revolving Credit Facility. The closing is subject to customary closing conditions and the buyer obtaining satisfactory financing as contemplated in the agreement. The sale of the industrial container services operations is expected to be completed in the fourth quarter of 2001.

      The disposal of the industrial container services business will further allow the Company to focus on its core systems and services businesses; RPCs, pallet services, and pallet pooling. The accompanying Condensed Consolidated Statement of Operations for the three and nine months ended September 30, 2000 and 2001 reflect net income from the industrial container services segment as income from discontinued operations. The Condensed Consolidated Statement of Operations for the three and nine months ended September 30, 2001 also include an estimated loss on disposal of industrial container services operations of $59.7 million, which includes a provision for operating losses anticipated until the expected disposal date of $0.7 million. The accompanying Condensed Consolidated Balance Sheets as of December 31, 2000 and September 30, 2001 reflect the reclassification of the net assets and liabilities of the industrial container services operations into other current and other non-current assets.

3.  LONG-TERM DEBT

     On the closing date of the IPO and the Merger, IFCO Systems and IFCO North America entered into a new syndicated, secured senior credit facility, which was amended and restated on March 31, 2000 as the Amended and Restated Credit Agreement (the "Senior Credit Facility"), to complete the syndication. The syndicate of banks, financial institutions, and other entities includes Canadian Imperial Bank of Commerce and Bank One, NA. IFCO North America is the borrower, and IFCO Systems and IFCO Systems' other subsidiaries are guarantors. CIBC World Markets Corp. and Bank One Capital Markets, Inc., are the coarrangers, and Bank One, NA is also the administrative agent. The Senior Credit Facility replaced the former credit facilities of IFCO Europe and PalEx's senior credit facility, the outstanding balances of all of which were repaid in March 2000 with cash on hand, the net proceeds of the IPO and the offering of the Senior Subordinated Notes discussed below, and initial borrowings under the Senior Credit Facility.

     The results of operations for the nine months ended September 30, 2000 include an extraordinary loss on the early extinguishment of debt of $5.6 million. The loss occurred as a result of the write-off of unamortized deferred bank fees and other charges related to credit facilities that were paid off in conjunction with the Merger and related transactions. Due to losses in the related tax jurisdiction, there was no tax effect on this extraordinary loss on the early extinguishment of debt.

     In April 2001, effective December 31, 2000, the Senior Credit Facility was amended as the Second Amended and Restated Credit Agreement to substantially modify the terms of the Senior Credit Facility. Unless the context otherwise requires, "Amended Senior Credit Facility" refers to the Second Amended and Restated Credit Agreement as subsequently amended.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

  TERMS OF SENIOR CREDIT FACILITY FROM THE CLOSING DATE OF THE IPO AND THE MERGER TO DECEMBER 31, 2000

     The Senior Credit Facility, until amended effective as of December 31, 2000, provided for borrowings of up to $235.0 million and consisted of (1) a multi-draw term loan facility in an aggregate principal amount of up to $108.8 million (the "Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $126.2 million (the "Revolver"). The Term Loan could be borrowed in up to 20 drawings commencing on the closing date of the IPO and the Merger and ending on the third anniversary of the closing date. The Term Loan could only be used to finance permitted acquisitions. Permitted acquisitions included any acquisition in which the total consideration paid did not exceed $25.0 million. Pursuant to the Senior Credit Facility, the Company obtained consent for three acquisitions completed during the three months ended September 30, 2000 with an aggregate purchase price of $89.5 million. In connection with obtaining this consent, the Senior Credit Facility was amended as of July 31, 2000, so that the aggregate amount of consideration IFCO Systems or its subsidiaries could pay in connection with additional permitted acquisitions during any consecutive 12-month period could not exceed $50.0 million. Availability under the Revolver was subject to a borrowing base.

     IFCO North America had available to it a multi-currency swingline facility for short-term borrowings denominated in certain readily available and freely tradable currencies in an amount not to exceed $50.0 million and a dollar swingline facility in an amount not to exceed $25.0 million. Any multi-currency swingline loan or dollar swingline loan reduced availability under the Revolver on a dollar-for-dollar basis. IFCO North America could obtain letters of credit, in an aggregate amount not in excess of $25.0 million of the Revolver, issued by Canadian Imperial Bank of Commerce World Markets Corp. and Bank One, NA. Drawings under any letter of credit were to be reimbursed by IFCO North America on the same business day if the draw was presented and notice was provided to IFCO North America prior to 12:00 P.M. Chicago time. Letters of credit issued also reduced availability under the Revolver.

     IFCO North America would have been able to draw on the Revolver through March 8, 2003 and the Revolver matured on March 8, 2006. The Revolver was utilized to make capital expenditures and to finance the working capital needs of IFCO Systems and its subsidiaries in the ordinary course of business. The Revolver was also used to pay fees and expenses related to the merger transactions. The borrowing base under the Revolver was based on a percentage of IFCO Systems' eligible receivables, eligible inventories, and eligible RPCs. Eligible receivables exclude receivables in certain European countries in which a security interest in such receivables could not be perfected. Eligible inventories included pallets that IFCO Systems and its subsidiaries own for rent to third parties. Eligible RPCs included those RPCs owned by IFCO-U.S.

     The outstanding amounts under the Term Loan and the Revolver, as well as the swingline facility described above, bore interest at interest rates determined based upon the Company's consolidated total leverage ratio, which is defined in the Senior Credit Facility agreement, and changes quarterly. The rates ranged from a high of 300 basis points over LIBOR and 200 basis points over prime rate, to a low of 200 basis points over LIBOR and 100 basis points over prime rate. The outstanding amounts under the Term Loan and the Revolver were repayable in 12 consecutive quarterly installments commencing in June, 2003 in an aggregate amount for each 12-month period equal to 20% in the first period, 30% in the second period, and 50% in the third period.

  TERMS OF AMENDED SENIOR CREDIT FACILITY, EFFECTIVE AS OF DECEMBER 31, 2000

     The Amended Senior Credit Facility provides for borrowings of up to $178.0 million and consists of (1) a term loan facility in an aggregate principal amount of $78.0 million (the "Amended Term Loan") and (2) a revolving credit facility providing for revolving loans to IFCO North America of up to $100.0 million that IFCO Systems may draw on until February 4, 2003 (the "Amended Revolver"). There are no additional borrowings available on the Amended Term Loan, nor are there any further permitted acquisitions. The principal balance of the Amended Term Loan must be reduced by the proceeds of certain asset sales, as defined, including the proceeds from the sale of the new pallet manufacturing operations and the industrial container services operations. The Amended Term Loan is payable in monthly principal installments of $0.7 million beginning in September 2001, with the balance due in February 2003 (the new maturity date of the Amended Revolver). The aggregate Amended Term Loan amount is permanently reduced by any required principal reduction. Availability under the Amended Revolver is subject to a borrowing base calculated on the same terms as the Senior Credit Facility.

     The Amended Senior Credit Facility permits cumulative capital expenditures in the amount of $26.5 million through June 30, 2001, $37.8 million through September 30, 2001, $47.0 million through December 31, 2001, and $50.0 million for each four-quarter period ending thereafter.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     Terms of Amendment No. 1 and Consent to Amended Senior Credit Facility, Effective as of June 12, 2001. In June 2001, the Company entered into an amendment of terms of and consent with respect to the Amended Senior Credit Facility. The amendment includes an amendment of the definition of consolidated earnings before interest, taxes, depreciation, and amortization ("EBITDA"), restrictions on payments in respect of the Senior Subordinated Notes and other long-term debt when a default or event of default occurs and is continuing, and additional restrictions on IFCO Systems' and IFCO North America's ability to make optional payments in respect of other long-term debt.

     Pursuant to Amendment No. 1, the administrative agent and lenders also consented to the asset sale of certain of IFCO Systems' pallet manufacturing operations and the assignment by IFCO Systems of promissory notes received by it as consideration for the sale to the administrative agent for the benefit of the lenders.

     Terms of Amendment No. 2 and Waiver to Amended Senior Credit Facility, Effective as of August 31, 2001. In August 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment changes the definition of EBITDA by excluding any non-cash income and losses from exchange gains or losses, and modifies the requirements for the Consolidated Senior Leverage Ratio (the ratio of all indebtedness other than the senior subordinated notes and certain other long-term debt to EBITDA). The amendment also waived the Company's delays in compliance with reporting requirements for the year ended December 31, 2000, because of the delay in preparing the Company's audited financial statements for 2000

     Terms of Amendment No. 3 and Waiver to Amended Senior Credit Facility, Effective as of September 30, 2001. In October 2001, the Company entered into an amendment of terms of and waiver with respect to the Amended Senior Credit Facility. The amendment adds certain assets to the borrowing base calculation and increases the advance rate on eligible RPCs from 20% to 25%. The amendment required the Company to provide borrowing base reports within 15 business days after the end of each calendar month. The amendment establishes that, in the event the amounts outstanding under the Amended Revolver exceed the lesser of the borrowing base or the total revolving credit commitments, the administrative agent will first give notice to the Company before any repayment obligations are effective. The amendment provides for four monthly installment payments of $0.7 million on the principal amount of the Amended Term Loan beginning September 30, 2001, and for quarterly installment payments of $2.0 million on the principal amount of the Amended Term Loan beginning March 31, 2002. The remaining principal balance on the Amended Term Loan is due no later than December 31, 2002. Cash collections on any notes receivable due to the Company that were issued by the buyers in conjunction with the sale of the new pallet manufacturing operations will be applied to the installments of the Amended Term Loan serially and may not be reborrowed. The cash proceeds from any asset sale, as defined and occurring after the closing of the sale of the pallet manufacturing operation, will be applied to the installments of the Amended Term Loan in inverse order of their respective due dates and may not be reborrowed. The consolidated total leverage, senior leverage and interest coverage ratios and minimum consolidated net worth covenant were amended to reflect the revised size of the Company's businesses following the sale of the pallet manufacturing operations and the contemplated sale of the industrial container services business. The amendment waived certain mandatory prepayment and commitment reductions in connection with borrowing base limitations and waived compliance with the total leverage and senior leverage ratios for the quarter ended September 30, 2001.

     The amendment provided consent to the sale of the Company's pallet manufacturing operations and the sale of the Company's industrial container services operations. In connection with such consent, the amendment provided for the application of the sales proceeds of the new pallet manufacturing operations of approximately $18.4 million to the Amended Revolver and approximately $26.9 million to the Amended Term Loan. The amendment provides for the application of the sales proceeds of the industrial container services operations of approximately $14.4 million to the Amended Revolver and approximately $42.6 million to the Amended Term Loan.

     The Amended Senior Credit Facility provides multi-currency and dollar swingline facilities in the amounts of $50.0 million and $10.0 million, respectively, essentially on the same terms as the Senior Credit Facility. Letters of credit continue to be available pursuant to the Amended Senior Credit Facility in an aggregate amount not to exceed $25.0 million on essentially the same terms as the Senior Credit Facility, provided however, loans under the Amended Senior Credit Facility shall no longer be made in Canadian dollars. There were commitments for outstanding letters of credit in the amount of $8.1 million as of September 30, 2001.

     The Amended Term Loan and Amended Revolver bear interest at a high of 400 basis points over LIBOR and 250 basis points over prime rate, to a low of 275 basis points over LIBOR and 200 basis points over prime rate. As of September 30, 2001, the outstanding debt under the Amended Term Loan and Amended Revolver had a weighted average interest rate of 7.3% per annum.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     There was $166.1 million outstanding under the Amended Senior Credit Facility as of September 30, 2001, including $76.6 million under the Amended Term Loan and $89.5 million under the Amended Revolver. There was $2.4 million available for borrowing under the Amended Revolver as of September 30, 2001. Subject to borrowing base limitations, availability is the total amount under the Amended Revolver ($100.0 million) less amounts due under the Amended Revolver ($89.5 million) and commitments for outstanding letters of credit ($8.1 million).

 TERMS COMMON TO THE SENIOR CREDIT FACILITY AND THE AMENDED SENIOR CREDIT
  FACILITY

     IFCO Systems and substantially all of its existing subsidiaries and each of its future direct and indirect subsidiaries guarantee IFCO North America's obligations, other than subsidiaries deemed immaterial by the administrative agent. IFCO North America's obligations and the guarantees are secured by a perfected first priority security interest in all of the loan parties' substantial tangible and intangible assets, except for those assets the co-lead arrangers determine in their sole discretion that the costs of obtaining the security interest are excessive in relation to the value of the security.

     The Senior Credit Facility and Amended Senior Credit Facility contain a number of covenants that, among other things, limit IFCO Systems' and its subsidiaries' ability to dispose of assets, incur additional debt, merge or consolidate, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans, or advances, make acquisitions, make capital expenditures, prepay debt, or engage in certain transactions with affiliates, and otherwise restricts certain corporate activities. In addition, IFCO Systems and its subsidiaries are required to comply with specified ratios and tests, including a minimum net worth test and an interest coverage ratio and leverage ratios based on EBITDA. See Terms of Amendment No. 3 and Waiver to Amended Senior Credit Facility, Effective as of September 30, 2001

     If the Company is unable to complete the sale of the industrial container services business in a timely manner, or negotiate further amendment of the Amended Senior Credit Facility with the lenders, or if IFCO Systems is unable to obtain additional financing or new financing, it is possible that the Company may exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If the Company's borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, IFCO North America is required to prepay the Amended Revolver in an amount equal to the excess. If the Company fails to make a required prepayment, the failure would be a default under the Amended Credit Facility that cannot be cured. The Company is required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, the Company has a period of 30 days after its notice to cure the violation.

     If the Company is unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the default or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default does occur for any of these reasons, then the lenders may immediately terminate the Amended Revolver and may declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, IFCO North America would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexposed amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the note holders to accelerate the payment of principal and interest under the Senior Subordinated Notes. See Future Liquidity; Financing Prospects in Report of Management.

     The Senior Credit Facility and Amended Senior Credit Facility contain customary events of default, including non-payment of principal, interest, or fees, material inaccuracy of representations and warranties, violation of covenants, cross-default to certain other debt, certain events of bankruptcy and insolvency, certain events under ERISA, material judgments, actual or asserted invalidity of any guarantee, security document, subordination provision, or security interest, and a change of control in certain circumstances.

  SENIOR SUBORDINATED NOTES

     On March 8, 2000, IFCO Systems issued (Euro)200.0 ($182.0 million based on exchange rates at September 30, 2001) million principal amount of Senior Subordinated Notes in a private placement. The total net proceeds to the Company from

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

the issuance of the Senior Subordinated Notes were $184.7 million. The Senior Subordinated Notes mature on March 15, 2010. Interest at the rate of 10 5/8% per year from the date of issuance is payable semiannually in arrears on each March 15 and September 15, which commenced September 15, 2000. The Senior Subordinated Notes are not secured, but are guaranteed by the Company's material subsidiaries. The notes and the guarantees rank behind all of IFCO Systems' existing and future senior debt, including IFCO Systems' obligations under the Amended Senior Credit Facility. The indenture governing the Senior Subordinated Notes contains a number of significant covenants, which restrict IFCO Systems' corporate and business activities, including its ability to dispose of assets, incur additional debt, prepay other debt, pay dividends, repurchase or redeem capital stock, enter into specified investments or create new subsidiaries, enter into sale and lease-back transactions, make specific types of acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates.

  RECEIVABLE FACTORING

     The Amended Senior Credit Facility permits specified levels of receivable factoring. IFCO GmbH and, subsequently, other subsidiaries of IFCO GmbH, previously entered into factoring agreements under which IFCO GmbH companies could offer all of their trade receivables to a factoring agent. Under the factoring agreements, the sales price was the nominal value of the receivable less a factoring fee of 0.45% of the nominal value of the factored receivables. The factoring agent had the right to collect the receivables and bore the collection risk. The factoring agent was required to remit 75% of the factored receivables to these IFCO GmbH companies. The remainder, less the factoring charge, was held in an escrow account and was remitted to these IFCO GmbH companies following collection. The interest rate on cash advances relating to factored receivables was based on the three-month EURIBOR rate plus 1.25%, or 4.9% as of September 30, 2001. These IFCO GmbH companies factored approximately 43% of their receivables during the nine months ended September 30, 2001, and incurred factoring charges and factoring-related interest charges of $2.5 million and $2.2 million for the nine months ended September 30, 2000 and 2001, respectively.

     Effective September 30, 2001 the Company's factoring agent terminated the Company's factoring agreements for its operating subsidiaries in France, Italy and Spain and notified the Company that its factoring agreement in Germany would be terminated as of January 31, 2002. Since the respective subsidiaries WERE unable to make required repayments by October 2, 2001, for factoring activity in France, Italy and Spain through the termination date, the former factoring agent applied amounts collected on the Company's behalf to the amounts due to the former factoring agent until the repayment obligation was satisfied in full.
The Company has subsequently entered into a new factoring agreement with a local factoring agent in France and is also in negotiations with local factoring agents in each of Italy, Spain, and Germany for new factoring agreements in each
of those countries.   Terms of the repayment obligation due after the
termination of the factoring agreement in Germany are currently being negotiated between the Company and the factoring agent.

  CAPITAL LEASE OBLIGATIONS

     The Company has entered into leases with related and unrelated third parties principally for RPCs that are accounted for as capital leases.

  FUTURE LIQUIDITY

     The Company's sources of cash liquidity include cash from operations, amounts available under the Amended Senior Credit Facility, and amounts available from the factoring of accounts receivable in Europe. Cash flows from operations depend on future operating performance, which is subject to prevailing economic conditions and to financial, business, and other factors, many of which are beyond the Company's control. Should the Company's businesses experience material adverse conditions, the Company may need to consider the sale of additional assets and/or consideration of other strategic alternatives. These sources of funds may not provide sufficient liquidity to finance the Company's continuing operations, including debt service, capital requirements, or desired level of growth.

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

     The Company plans to increase liquidity by continuing its cost reduction efforts and improvements in asset management. While the initial positive effects of the implementation of these plans are currently being realized, there can be no assurance that these efforts will continue to be successful or, if successful, that they will provide sufficient additional liquidity to meet the Company's needs.

4.  NET INCOME (LOSS) PER SHARE

     Net loss per share - basic for the three and nine months ended September 30, 2001 and 2000 was computed using the weighted average shares. Shares includes shares issued in the IPO, the shares issued to the stockholders of PalEx, the shares allocated for future transfers to shareholders of the Company's Canadian subsidiary, the shares issued to the former shareholders of IFCO Europe, MTS and IFCO International, the shares issued in conjunction with those acquisitions made during the three months ended September 30, 2000 and the shares issued pursuant to the exercise of stock options. The effect of unexercised stock options determined under the treasury method was anti-dilutive and therefore excluded for the three and nine months ended September 30, 2001 and 2000.

5.  FOREIGN CURRENCY GAINS (LOSSES)

     The results of operations for the three and nine months ended September 30, 2001 include a net unrealized foreign currency loss of $18.6 million and a net unrealized foreign currency gain of $5.7 million, respectively. These losses and gains are the result of the effect of the change in the exchange rate between the dollar and the euro on the dollar intercompany receivable on the parent company's books, whose functional currency is the euro, due from IFCO North America. The results of operations for the three and nine months ended September 30, 2001 also include a realized foreign currency loss of $1.6 million and an unrealized foreign currency gain of $4.1 million, respectively. These losses and gains result from operating transactions between countries with different currencies and from the effect, in conjunction with amounts owed under our Amended Senior Credit Facility that were denominated in euros, of the strengthening of the euro against the dollar in the three-month period and the overall strengthening of the dollar against the euro in the nine-month period.

6.  ENVIRONMENTAL MATTERS

  Potential Environmental Liabilities

     In February 1998, a subsidiary of PalEx acquired Drum Service of Florida ("DSF"), a steel drum reconditioning company with a facility in Zellwood, Florida. DSF is a wholly-owned subsidiary of IFCO Container Systems, Inc. ("ICS"), a wholly owned subsidiary of IFCO Systems North America, Inc. In 1982, DSF was notified by the U.S. Environmental Protection Agency (the "EPA") and the Florida Department of Environmental Regulation (the "DER") that they believed that DSF might be a potentially responsible party ("PRP") regarding the Zellwood Groundwater Contamination Site in Orange County, Florida (the "Zellwood Site"). The Zellwood Site was designated a "Superfund" environmental clean-up site after the DER discovered arsenic contamination in a shallow monitoring well adjacent to it. The DSF facility is a portion of the 57 acres constituting the Zellwood Site. The Company believes that DSF and its former shareholders were among approximately 25 entities and individuals identified as PRPs by the EPA.

     Between March 1990 and July 1996, the EPA issued various administrative orders and notices to DSF and various other PRPs. Those orders and notices demanded reimbursement from PRPs of approximately $2.0 million of the EPA's costs regarding the Zellwood Site and requested the PRPs to accept financial responsibility for additional clean-up efforts. During that time, the EPA estimated that the cost of the selected remedy for soil at the Zellwood Site would be approximately $1.0 million and the cost of the selected remedy for groundwater at the Zellwood Site would be approximately $6.1 million. DSF and the other PRPs did not agree to the EPA's demands or agree to fund any additional clean-up. In April 1997, the EPA issued an order unilaterally withdrawing the previous orders.

     On June 12, 1998, a suit was filed in the United States District Court for the Middle District of Florida (Orlando Division) (the "Court") against DSF and certain other PRPs with respect to the Zellwood Site (United States of America v. Drum Service Co. of Florida, John Michael Murphy, Douglass Fertilizer & Chemical, Inc., et, al., Civil No. 98-687-Civ-Orl-28JGG) (the "Zellwood
Suit"). In this lawsuit, the EPA is seeking reimbursement of costs incurred at the Zellwood Site during the past 18 years and a declaratory judgment for future response costs.

     DSF has maintained comprehensive general liability insurance coverage for over 37 years, and a number of the policies providing such coverage did not contain exclusions for environmental contamination. DSF has notified the insurers that issued such policies of the EPA's claims regarding the Zellwood Site and the commencement of the Zellwood Suit. An

                       IFCO SYSTEMS N.V. AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)

insurer under one of such policies has now agreed to pay DSF's legal fees and expenses in defending the EPA lawsuit and to reimburse DSF for past legal fees and expenses. In addition, the former shareholders of DSF have agreed with DSF and IFCO North America to bear liabilities and expenses with respect to the Zellwood Site, to the extent such liabilities exceed DSF's and IFCO North America's insurance recoveries.

     DSF was successful in negotiating a settlement with the EPA with regard to the Zellwood Suit. DSF and the EPA entered into a settlement agreement in the form of a Consent Decree. Pursuant to terms of the Consent Decree, the EPA received $3 million of insurance proceeds and DSF was required to perform a portion of the remedy for the site. The Consent Decree was entered by the court on September 17, 2001.

     In approximately 1990, Containers Services Company ("CSC"), an indirect subsidiary of the Company, first received notice from the EPA identifying it as a PRP with respect to the Operating Industries, Inc. site ("OII Site") in Monterey Park, California. Based on information currently available, the estimated maximum liability of CSC with respect to the OII Site is approximately $0.8 million, determined by CSC's quantified contribution to the site. Negotiations on the final settlement on this matter are currently in process. The Company has accrued approximately $0.8 million in the accompanying condensed consolidated balance sheet as of September 30, 2001 for its estimate of the final settlement amount.

     7.   RELATED PARTY TRANSACTIONS

     The accompanying condensed consolidated balance sheet reflects the reclassification of $5.2 million and $11.5 million, as of December 31, 2000 and September 30, 2001, respectively, of related party accounts receivable against related party accounts payable. The reclassified amounts are due from the Company's European RPC supplier, Schoeller Wavin Systems N.V. or its affiliates ("SWS") for the sale of granulated RPCs. The balance in the related party payable due to SWS, net of the reclassified related party receivable, was $5.2 million and $1.6 million as of December 31, 2000 and September 30, 2001, respectively, and represents the net amount due for RPCs purchased from SWS.

     The results of operations for the three months ended September 30, 2001 include a charge of $0.5 million for management advisory services, costs and expenses paid to Schoeller Logistics Industries GmbH, a Company owned by the Schoeller family. An additional payment of $0.2 million for management advisory services is required for the three months ended December 31, 2001. The contract for these services expires in December 2001 but can be extended by an action of the Company's board of directors.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this report discuss future expectations, contain projections of results of operations or financial condition of IFCO Systems, or state other forward-looking information. These statements may include financial information and/or statements for periods following the period covered by this report. You can find many of these statements by looking for words like believes, expects, anticipates, estimates, or similar expressions used in this report.

     These forward-looking statements may be affected by known and unknown risks, uncertainties, and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions that we believe to be reasonable. Risks and uncertainties include the following: (1) IFCO Systems' ability to effectively integrate its operations and achieve its operational and growth objectives; (2) the Company's significant indebtedness; (3) the cost and availability of financing for operations, capital expenditures, and contemplated growth; (4) the competitive nature of the container businesses, including RPCs and pallets; (5) customer demand and business and economic cycles; (6) the ability to comply with covenants of credit agreements to which IFCO Systems is a party; (7) seasonality; (8) weather conditions; (9) the ability to consummate the proposed sale of the industrial container services business and the terms thereof; (10) changes in national or international politics and economics; (11) currency exchange rate fluctuations; and (12) changes in capital and financial markets, including the performance of companies listed on the Frankfurt Stock Exchange or the Nasdaq National Market.

     Important factors that could cause IFCO Systems' actual results to be materially different from the forward-looking statements are also disclosed throughout this report.

                               IFCO SYSTEMS N.V.
                              REPORT OF MANAGEMENT
             For the Three and Nine Months Ended September 30, 2001

     Unless otherwise indicated, all references in this Report of Management to we, us, our, and similar terms, as well as references to the "Company" and "IFCO Systems" refer to IFCO Systems N.V. and its subsidiaries after the contribution of the capital shares of the IFCO Companies to IFCO Systems N.V. and to the IFCO Companies and their subsidiaries before that time.

OUR COMPANY

     IFCO Systems is a leader in reusable supply chain management. As a result of the merger of the IFCO Companies with PalEx in March 2000, we can provide shipping platforms for a variety of products. Our returnable plastic containers
(RPCs) are an integral part of the movement of fresh produce and dry goods. Our global RPC pool currently consists of approximately 71.0 million RPCs in a variety of sizes. During 2000, our RPCs made approximately 229.3 million trips in 32 countries worldwide, compared to approximately 212.7 million trips in 1999.

     The Company's North American continuing operations additionally consist of a pallet services segment and a pallet pooling segment. The pallet services segment provides recycled and remanufactured wooden pallets. The Company's Canadian pallet rental pool currently consists of approximately 1.7 million rental pallets. We own the second largest pallet rental pool in North America. IFCO Systems' customers in North America include companies in the automotive, chemical, consumer products, grocery, produce and food production, petroleum, paper and forest products, retail, and steel and metals industries.

BUSINESS OUTLOOK

     Where indicated, the following Business Outlook for the Company's business segments presents 2000 information on a pro forma basis, which assumes the acquisitions of IFCO North America (including IFCO-U.S.) and four companies acquired as purchases in July and August 2000 were effective as of January 1, 2000.

  RPC OPERATIONS

     Our global RPC trips increased 4.6% to 63.2 million for the three months ended September 30, 2001 compared to 60.4 million trips for the three months ended September 30, 2000. Our global RPC trips increased 7.5% to 180.0 million for the nine months ended September 30, 2001 compared to 167.4 million pro forma trips for the nine months ended September 30, 2000. Our global RPC pool level at September 30, 2001 was relatively unchanged at 71.0 million crates compared
71.6 million crates at September 30, 2000. We initiated several initiatives in our RPC operations, including installation of detailed planning processes to optimize logistic procedures and to increase the crate turns per year.

     Our RPC revenues increased 5.8% for the nine months ended September 30, 2001 compared to the same pro forma period in 2000. Our RPC revenues are primarily generated in countries in which the euro is the functional currency, but which are translated into dollars for our financial statements.

     We will continue to develop the food, vegetable and industrial markets for RPCs through improvements in our logistic, depot and administrative structures.

  PALLET SERVICES OPERATIONS

     Unit sales for pallet services for the three months ended September 30, 2001 were 9.1 million units compared to 8.3 million pro forma units for the three months ended September 30, 2000. Unit sales of pallet services for the nine months ended September 30, 2001 were 26.7 million units compared to 26.0 million pro forma units for the nine months ended September 30, 2000.

     The pallet services market for 2001 reflects the general weakness of the North American economy, although we have seen some strengthening in isolated markets in which we have added market share. Current selling prices for pallet service products are approximately 10% lower than in 2000. Pallet services customers customarily operate their businesses on a just-in-time basis, and accordingly do not provide us with orders with long lead times before shipment is required. The absence of an order backlog is characteristic of pallet service providers.

     The results of operations for pallet services reflect our efforts to adjust our operations to current economic conditions. Revenues were higher for the current reporting period on 0.8 million additional recycled pallet units and additional brokerage business. Raw materials costs (pallet "cores") have increased up to 15% in some specific instances, but remain relatively stable in most markets compared to the quarter ended September 30, 2000.

     We have added and expect to gain more new customers as a result of our national sales and marketing efforts. Some of these new customers also provide us with pallet cores and complement the additional core suppliers that we recently added as core resources.

  PALLET POOLING OPERATIONS

     Our pallet pooling operations lease high quality, re-useable pallets for one-way trips. Currently, the primary customer base for these services is the grocery industry. We own a portion and maintain the largest fleet of CPC (Canadian Pallet Council) pallets, a cooperative pool of approximately 5.5 million pallets. Additionally, the Company is developing and offers a proprietary pool of "Flex" pallets. We are encouraged by the reception our Flex program has received in the marketplace. We have received strong support from Canadian retailers and are adding new Flex customers on a monthly basis.

     Leased pallet trips were relatively unchanged at 0.7 million trips for the three months ended September 30, 2000 and 2001. Leased pallet trips increased 5.9% to 1.8 million trips for the nine months ended September 30, 2001 compared to 1.7 million pro forma trips for the nine months ended September 30, 2000.

REVENUES FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2001

     The accompanying unaudited condensed consolidated financial statements for IFCO Systems and subsidiaries are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and are presented in U.S. dollars. Under U.S. GAAP, the historical results of operations for PalEx and those other companies acquired as purchases by IFCO Systems during 2000 are reflected in the unaudited financial statements from their respective acquisition dates. The following table presents revenues for the Company's business segments on a historical, U.S. GAAP basis (in millions):

                                                                   (UNAUDITED)
                                                           HISTORICAL REVENUES FOR THE
                                    THREE MONTHS ENDED SEPTEMBER 30,        NINE MONTHS ENDED SEPTEMBER 30,
                                    --------------------------------      -----------------------------------
                                                      % INCREASE                               % INCREASE
BUSINESS SEGMENT                     2000    2001     (DECREASE)            2000     2001      (DECREASE)
----------------                    -----   -----     -----------         ------   ------      ----------
RPC operations...................   $39.5   $40.5         2.5%            $113.0   $121.0           7.1%
Pallet service operations........    28.8    48.9        69.8%              61.8    157.2         154.4%
Pallet pooling operations........     4.5     4.9         8.9%               9.3     13.9          49.5%
                                    -----   -----                         ------   ------
   Total revenues................   $72.8   $94.3        29.5%            $184.1   $292.1          58.7%
                                    =====   =====                         ======   ======

          The following table presents revenues for the Company's business segments on 2001 historical and a 2000 pro forma basis, which assumes the acquisition of IFCO North America and the acquisitions of four companies in July and August 2000 were effective as of January 1, 2000 (in millions):

                                                                      (UNAUDITED)
                                                                    REVENUES FOR THE
                                      THREE MONTHS ENDED SEPTEMBER 30,           NINE MONTHS ENDED SEPTEMBER 30,
                                    ------------------------------------      --------------------------------------
                                      PRO FORMA           % INCREASE            PRO FORMA             % INCREASE
BUSINESS SEGMENT                        2000     2001     (DECREASE)               2000     2001      (DECREASE)
----------------                      ---------  ----     -----------           ---------   ----      ----------
RPC operations...................       $39.5   $40.5               2.5%         $114.4   $121.0                5.8%
Pallet service operations........        45.8    48.9               6.8%          154.7    157.2                1.6%
Pallet pooling operations........         4.5     4.9               8.9%           12.3     13.9               13.0%
                                        -----   -----                            ------   ------
   Total revenues................       $89.8   $94.3               5.0%         $281.4   $292.1                3.8%
                                        =====   =====                            ======   ======

     Revenues for our RPC operations increased by 2.5% to $40.5 million for the three months ended September 30, 2001 compared to pro forma $39.5 million for the three months ended September 30, 2000. RPC trips increased by 4.6% to 63.2 million trips for the three months ended September 30, 2001 compared to 60.4 million trips for the three months ended September 30, 2000. Revenues for our RPC operations increased by 5.8% to $121.0 million for the nine months ended September 30, 2001 compared to pro forma $114.4 million for the nine months ended September 30, 2000. RPC trips increased by 7.5% to 180.0 million trips for the nine months ended September 30, 2001 compared to 167.4 million pro forma trips for the nine months ended September 30, 2000. The increases in revenues and RPC trips for the periods in 2001 compared to 2000 are primarily attributable to additional RPC trips and related revenues for our operations in North America.

     Revenues for our pallet services operations increased by 6.8% to $48.9 for the three months ended September 30, 2001 compared to pro forma $45.8 for the three months ended September 30, 2000. Revenues for our pallet services operations increased by 1.6% to $157.2 for the nine months ended September 30, 2001 compared to pro forma $154.7 million for the nine months ended September 30, 2000. The increases for the periods in 2001 compared to 2000 are less than our expectations, primarily due to a weaker economy in the industrial segment of North America.

     Revenues for our pallet pooling operations increased by 8.9% to $4.9 million for the three months ended September 30, 2001 compared to pro forma $4.5 million for the three months ended September 30, 2000. Revenues for our pallet pooling operations increased by 13.0% to $13.9 million for the nine months ended September 30, 2001 compared to pro forma $12.3 million for the nine months ended September 30, 2000.

RESEARCH AND DEVELOPMENT; TECHNOLOGY INITIATIVES

     The growth of our RPC operations reflects a history of devotion to product and systems innovations and creativity, and is a core value of the Company. Our research and development activities occur in tandem with our marketing efforts. We strive to lead as well as support the materials handling marketplace with new products and services while simultaneously expanding both markets and geographic coverage with our products and materials handling services. As the marketplace requires, we will strive to add new services and materials handling products to our existing product and service offerings.

     We are engaged in ongoing product improvement efforts with our RPC suppliers to make our RPCs more durable and handling-efficient with a lower cost per trip and to develop new products, including new tracking methods. These research and development efforts are conducted by our related-party suppliers pursuant to the terms of the applicable supply agreements and do not involve separate research and development expenditures. Our supply agreements are described in our 2000 Annual Report.

FINANCIAL CONDITION AS OF SEPTEMBER 30, 2001

     Our total assets decreased to $707.6 million at September 30, 2001 from $770.5 million at December 31, 2000. Our stockholders' equity decreased to $118.9 at September 30, 2001 from $215.4 million at December 31, 2000.

CASH FLOWS

   The accompanying unaudited Condensed Consolidated Statement of Cash Flows includes the cash flows activities from our continuing and discontinued operating segments.

     Our sources of cash, to the extent they originate in different countries where we operate, are not statutorily restricted as to their movement from country to country.

     Our cash requirements generally follow the seasonality of our revenue generation. In addition, our RPC operations require cash, generally in the spring, for the refunding of RPC deposits. See "Seasonality" in our 2000 Annual Report.

     Operating activities used $5.2 million in cash for the nine months ended September 30, 2001 compared to $30.6 million for the nine months ended September 30, 2000. Net cash used in investing activities decreased to $22.1 million for the nine months ended September 30, 2001 from $256.6 million for the nine months ended September 30, 2000, primarily due to the cash paid in conjunction with the Merger and related transactions in 2000 and the companies acquired as purchases in 2000. Net cash provided by financing activities decreased to $29.3 million for the nine months ended September 30, 2001 from $298.7 million for the nine months ended September 30, 2000, primarily due to the cash provided in conjunction with the Merger, IPO, and related transactions in 2000.

     As a result of these changes, cash and cash equivalents increased $1.3 million to $19.2 million at September 30, 2001 from $17.9 million at December 31, 2000.

LIQUIDITY

     In conjunction with the Merger, the Company obtained financing through the Senior Credit Facility, a multi-bank, revolving credit facility in the amount of $235.0 million, and an offering of Senior Subordinated Notes in the amount of
(Euro)200.0 million. The proceeds of the IPO of our ordinary shares, the Senior Subordinated Notes, and the Senior Credit Facility were used to finance the purchase of PalEx and other purchased companies, to repay the existing indebtedness of the IFCO Companies and PalEx, for capital expenditures, and for other general corporate and operating requirements. In April 2001, the Senior Credit Facility was amended and reduced to $178.0 million, which includes a term loan of $78.0 million, representing the amounts borrowed to acquire other purchased companies. The Amended Senior Credit Facility and Senior Subordinated Notes contain certain financial covenants including requirements for minimum levels of net worth, interest coverage and ratios of indebtedness to EBITDA.

     For a more thorough discussion of the indebtedness of the Company, see Note 3 to the condensed consolidated financial statements.

     Our liquidity, which is defined as amounts available under the Senior Credit Facility plus cash, was $21.6 million as of September 30, 2001.

     Availability under the Senior Credit Facility as of November 15, 2001 was $15.0 million

  FUTURE LIQUIDITY; FINANCING PROSPECTS

     Our sources of cash liquidity include cash from operations, amounts available under the Amended Senior Credit Facility, and amounts available from the factoring of accounts receivable in Europe. Cash flows from operations depend on future operating performance, which is subject to prevailing economic conditions and to financial, business, and other factors, many of which are beyond the Company's control. Should the Company's businesses experience material adverse conditions, we may need to consider the sale of additional assets and/or consideration of other strategic alternatives. These sources of funds may not provide sufficient liquidity to finance our continuing operations, including debt service, capital requirements, or desired level of growth.

     We plan to increase liquidity by continuing our cost reduction efforts and improvements in asset management. While the initial positive effects of the implementation of these plans are currently being realized, we cannot give any assurance that these efforts will continue to be successful or, if successful, that they will provide sufficient additional liquidity to meet the Company's needs.

     Proceeds from the sale of discontinued operations represent another source of funds for the Company; however, under the Amended Senior Credit Facility, we were required to use the entire proceeds of the sale of our new pallet manufacturing business and are required to use the entire proceeds of the sale of our industrial container services operations to reduce the amounts due under the Amended Senior Credit Facility. Part of the proceeds of the sale of the pallet manufacturing operations were used, and part of the proceeds of the sale of the industrial container services operations will be used, to permanently reduce the availability under the Amended Term Loan. The Amended Revolver reductions that occurred and will occur, while not permanent, do not necessarily provide for additional availability under the Amended Revolver due to the limitations placed on our ability to borrow under the Amended Revolver by our borrowing base limits and other covenants.

     We are pursuing additional financing, including additional sources of equity, sale-leaseback financing, additional sales of assets, and new receivables factoring. We cannot, however, give any assurance that we will be able to obtain additional financing or that any additional financing will be on terms that are as favorable to us as our existing debt. Our current level of profitability and cash flow may limit our ability to attract new sources of equity capital that would be favorable to the Company's existing shareholders, obtain additional debt financing or refinance existing debt, or seek strategic alternatives.

     Any possible inability to generate sufficient cash from operations, lack of availability under the Amended Senior Credit Facility, the absence of satisfactory factoring agreements in Europe, any inability to complete the sale of the industrial container services operations in a timely manner, or the absence of other sources of debt or equity capital may have a material adverse effect on the Company's ability to operate and on our results of operations for 2001 and future periods.

     In addition, with any of these occurrences, or any combination of them, it is possible that we may exceed the borrowing base or be in violation of one or more covenants of the Amended Senior Credit Facility during one or more periods after the date of this report. If our borrowings under the Amended Revolver exceed the borrowing base as determined by the lenders, we are required to prepay the Amended Revolver in an amount equal to the excess. If we fail to make a required prepayment, the failure would be a default under the Amended Credit Facility that cannot be cured. Any violation of a covenant would also be a default under the Amended Senior Credit Facility. We are required to give prompt notice to the administrative agent and the lenders of the occurrence of any default. For most violations of covenants, we have a period of 30 days after our notice to cure the violation.

     If we are unable to cure a covenant violation within the specified time period for cure, or if there is a default with no cure period available, and the lenders do not waive the violation or appropriately amend the Amended Senior Credit Facility, then there will be an event of default under the Amended Senior Credit Facility. If an event of default does occur as the result of a covenant violation, then the lenders may immediately terminate the Amended Revolver and may declare the aggregate principal amount outstanding under the Amended Term Loan and the Amended Revolver, together with all accrued and unpaid interest, immediately due and payable. With respect to outstanding letters of credit, we would also be required to deposit cash collateral with the administrative agent equal to the undrawn and unexpired amounts of the letters of credit. In addition, if the lenders declare the Amended Term Loan and the Amended Revolver immediately due and payable, there will be an event of default under the terms of the indenture governing the Senior Subordinated Notes, which would entitle the trustee or the noteholders to accelerate the payment of principal and interest under the Senior Subordinated Notes.

EARNINGS AND RESULTS OF OPERATIONS

  FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001

     The Company's net loss for the three months ended September 30, 2001 was $98.8 million compared to a net loss of $9.9 million for the three months ended September 30, 2000.

     The Company's consolidated gross margin decreased $3.9 million to $10.4 million for the nine months ended September 30, 2001 compared to $14.3 million for the nine months ended September 30, 2000. Gross margin for our pallet services operations decreased by $1.2 million for the three months ended September 30, 2001 compared to the three months ended September 30, 2000 due to a decrease in average selling prices for recycled pallets and increased costs of pallet cores compared to the three months ended September 30, 2000. Gross margin for our RPC operations decreased by $3.0 million for the three months ended September 30, 2001 compared to the three months ended September 30, 2000 due to increased trip related costs. Gross margin for our pallet pooling operations increased by $0.4 million for the three months ended September 30, 2001 compared to the three months ended September 30, 2000. Gross margin as a percentage of sales decreased from 22.9% for the three months ended September 30, 2000 to 11.0% for the three months ended September 30, 2001 for our pallet services operations. Gross margin as a percentage of sales decreased from 16.8% for the three months ended September 30, 2000 to 8.9% for the three months ended September 39, 2001 for our RPC operations. Gross margin as a percentage of sales increased from 22.9% for the three months ended September 30, 2000 to 28.5% for the three months ended September 30, 2001 for our pallet pooling operations.

     Our selling, general and administrative expenses decreased by $3.9 million to $13.9 million for the three months ended September 30, 2001 from $17.8 million for the three months ended September 30, 2000. The decrease is primarily attributable to our ongoing efforts to reduce our expenses.

     Our foreign currency income decreased from a gain of $0.2 million for the three months ended September 30, 2000 to a loss of $20.2 million for the three months ended September 30, 2001 due to the change in the exchange rates between the U.S. dollar and the euro. See Note 5 to the condensed consolidated financial statements.

     Our interest expense increased by $1.6 million to $6.8 million for the three months ended September 30, 2001 compared to $5.2 million for the three months ended September 30, 2000, due to increased borrowings to finance the purchase of three pallet recycling companies and an industrial container services company in 2000 and borrowings for working capital requirements.

     Goodwill amortization increased by $0.3 million to $1.7 million for the three months ended September 30, 2001 compared to $1.4 million for the three months ended September 30, 2000, primarily due to the amortization of goodwill associated with those companies acquired as purchases during the third quarter of 2000.

     The results of operations for the three months ended September 30, 2001 include the estimated loss on the disposal of our discontinued industrial container services and pallet manufacturing operations of $66.4 million. See
Note 2 to the condensed consolidated financial statements.

  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     The Company's net loss for the nine months ended September 30, 2001 was $84.3 million compared to a net loss of $15.9 million for the nine months ended September 30, 2000, primarily as a result of the estimated loss on disposal of discontinued operations.

     The Company's consolidated gross margin increased $7.9 million to $45.8 million for the nine months ended September 30, 2001 compared to $37.9 million for the nine months ended September 30, 2000. Gross margin for the Company's pallet services operations increased by $13.0 million to $26.1 million for the nine months ended September 30, 2001 compared to $13.1 million for the nine months ended September 30, 2000 The additional gross margin for our pallet services operations is primarily attributable to the pallet services companies purchased during the third quarter of 2000. Gross margin for the Company's RPC operations decreased by $7.1 million to $15.7 million for the nine months ended September 30, 2001 compared to $22.8 million for the nine months ended September 30, 2000. Gross margin for our RPC operations decreased primarily due to increased trip related costs. Gross margin for our pallet pooling operations increased by $2.0 million to $4.0 million for the nine months ended September 30, 2001 compared to $2.0 million for the nine months ended September 30, 2000. The additional gross margin for our pallet pooling operation is primarily attributable to increased revenue and closure of unprofitable depots.

     Consolidated gross margin as a percentage of sales decreased to 15.7% for the nine months ended September 30, 2001 compared to 20.6% for the nine months ended September 30, 2000. Gross margin as a percentage of sales decreased from 21.2% for the nine months ended September 30, 2000 to 16.6% for the nine months ended September 30, 2001 for our pallet services operations. The decrease in gross margin percentage for our pallet services operations is primarily due to downward pressure on sales prices and increased costs of pallet cores. Gross margin as a percentage of sales decreased from 20.1% for the nine months ended September 30, 2000 to 13.0% for the nine months ended September 30, 2001 for our RPC operations. Gross margin as a percentage of sales increased from 22.1% for the nine months ended September 30, 2000 to 28.5% for the nine months ended September 30, 2001 for our pallet pooling operation.

     Our consolidated selling, general and administrative expenses increased by $11.3 million to $46.1 million for the nine months ended September 30, 2001 from $34.8 million for the nine months ended September 30, 2000. The increase is primarily attributable to the selling, general and administrative expenses of those companies acquired as purchased in the third quarter of 2000 and for additional logistical remuneration for our European RPC business. Selling, general and administrative expenses for the nine months ended September 30, 2000 are net of a marketing and promotional cost and expense reimbursement from our North American RPC supplier, Schoeller Wavin Systems, Inc., a company indirectly owned by the Schoeller family.

     Our foreign currency income increased $10.2 million to $9.8 million for the nine months ended September 30, 2001 compared to a foreign currency loss of $0.4 million for the nine months ended September 30, 2000, primarily due to the change in the exchange rate between the euro and the dollar. See Note 5 to condensed consolidated financial statements.

     Our net interest expense increased by $6.6 million to $19.2 million for the nine months ended September 30, 2001 compared to $12.6 million for the nine months ended September 30, 2000, due to increased borrowings to finance the

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

purchase of three pallet recycling companies and an industrial container services company in 2000 and borrowings for working capital requirements.

     Goodwill amortization increased $1.9 million to $5.2 million for the nine months ended September 30, 2001 compared to $3.3 million for the nine months ended September 30, 2000, due to the acquisition of PalEx and the other companies acquired as purchases in 2000.

     The results of operations for the nine months ended September 30, 2001 include the estimated loss on the disposal of our discontinued industrial container services and pallet manufacturing operations of $68.4 million. See
Note 2 to the condensed consolidated financial statements.

FINANCIAL RISK

     The functional currency of the Company's European operations and the parent company is the euro. The Company's reporting currency is the dollar. Accordingly, our results of operations will be affected during those periods where there is significant fluctuation in the exchange ratio between the euro and the dollar.

     The Company has entered into a contract with its sole related-party supplier of RPCs in Europe and in North America. This contract protects the company against significant increases in the cost of granulate, the primary ingredient used in the manufacture of RPCs.

     The Company's pallet services segment in North America is subject to cost fluctuations of used pallets created by the relationship between the supply and demand of these materials.

EMPLOYEES

     The Company employed approximately 4,900 people at September 30, 2001, compared to approximately 5,300 at September 30, 2000.

DIRECTORS AND SENIOR MANAGEMENT

     Our directors and senior management are as follows:

NAME                                               POSITION
----                                               --------
Martin A. Schoeller.....................   Co-Chairman and Director
Christoph Schoeller.....................   Co-Chairman and Director
Cornelius Geber.........................   Director
Sam W. Humphreys........................   Director
Eckhard Pfeiffer........................   Director
Karl Pohler.............................   Director and Chief Executive Officer
James Griffin...........................   President, North America
Michael W. Nimtsch......................   Senior Executive Vice President and Chief Financial Officer
Wolfgang Orgeldinger....................   Chief Information Officer

          Randall Onstead resigned his position as director in October 2001. James Griffin has resigned as President, North America, effective December 31, 2001, although he will continue to work with the Company for a transition period.

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

                                   SIGNATURE

  The Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 30, 2001.

                                  IFCO SYSTEMS N.V.

                                  By:  /s/ Michael W. Nimtsch
                                       ----------------------
                                       Michael W. Nimtsch
                                       Senior Executive Vice President and Chief
                                       Financial Officer


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